UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 30, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Sérgio Rial

Country Head Brazil

GROUP STRATEGY UPDATE

LONDON, 30 SEPTEMBER

Simple | Personal | Fair

Santander

Banco Santander, S.A. ("Santander"), Santander UK Group Holdings ("Santander UK") and Banco Santander (Brasil) S.A. ("Santander Brasil") all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries.

Content

1

Market and financial system

Brazil's improving macroeconomic outlook

Current starting point

- Lower inflation
- Room for lower rates
- Export sector recovery

Adjustment process…

- Public debt stabilisation
- Less government intervention
- Public banks focused on development and infrastructure
- Pension system reform

…in a country with solid fundamentals

- Large external reserves
- Demographic bonus
- Top 10 country in household consumption and FDI[1]
- Solid financial system

Achievement of sustainable growth

- Closing the gap between consumption vs. investments
- Infrastructure investments
- Higher productivity
- Fiscal austerity

	GDP (YoY %)	Inflation (IPCA %)	Int. Rate (Selic %)	Exch. Rate (R$ / US$)
2016 F	-3.2%	7.3%	13.8%	3.30
2017 F	1.4%	5.1%	11.0%	3.45
2018 F	2.2%	4.5%	10.5%	3.58

(1) Foreign Direct Investment
Source: Central Bank of Brazil, September 2016

Santander is in a strong position in a consolidated sector

Main highlights
(5 largest banks)

1. Market share
- Deposits: c.76%
- Loans: c.70%

2. Well capitalised
- BIS ratio: 16.5%

3. Well funded
- Loans / deposits: 102%

Resilient figures in a challenging scenario

NPL ratio – Over 90



5.2%
4.1%
3.7%
4.6%
4.2%
3.6%
3.2%
3.2%
2Q'13
2Q'14
2Q'15
2Q'16

Cost of risk



5.2%
3.8%
3.5%
4.7%
3.3%
3.0%
3.1%
3.6%
2Q'13
2Q'14
2Q'15
2Q'16

Large private banks   Santander Brasil

Capital Ratio

CET 1



14.3%
15.3%
Large private banks
Santander Brasil

Source: Central Bank of Brazil. Data as of 2Q'16, in BR GAAP criteria

2

Strengths and opportunities

Santander is the 3rd largest private bank in Brazil[1]…

The only international bank with significant scale in Brazil

- Leadership in the Auto market[2]
- Best bank for SMEs[3]
- Best bank to invest awarded[4]

- 1st in Advisor for Project Finance[5]
- 1st in FX Ranking[6]
- 1st in ECM[7]

1H'16

Assets
€166 bn

Profits
€788MM

Net Profit[8]
market share
12.6%
+260 bps
YoY

Predictability
Profit grows in 9 out of the last 10 quarters

(1) In terms of total assets (2) Internal criteria calculation from Central Bank of Brazil data & CETIP *(Central de Custódia e de Liquidação Financeira de Títulos)* (3) Euromoney (4) Finance Studies Center from Fundação Getúlio Vargas (FGV) (5) Anbima (6) Central Bank of Brazil (7) Dealogic (8) In BR GAAP criteria, among five largest Brazilian banks

…with a model and a strategy that deliver for customers and shareholders

Part of Santander Group	• The only **sizeable international commercial bank** • **Leverage** on Group's best practices
Solid Balance Sheet	• **Efficient** risk and capital management • Balance sheet **optimisation**
Cost discipline	• **Efficiency** driven **culture,** while maintaining **cost growth below inflation**
New commercial model	• **Customer centric** model and **integrated wholesale-retail** businesses to capture growth opportunities
Innovative platform	• **Digital** & **multichannel** thrust
People	• Talented and **engaged team**

An engaged team that supports our efficiency focus…

People

- Santander Academy
- Awarded as one of Brazil's **best companies to work for**

GREAT PLACE TO WORK®

- **90% are proud to work for** Santander[1]

Ambition

Finance, back office and technology

- **Simplification** of internal processes
- Discipline in **cost management** and **efficiency** improvements



(1H'16 vs. 1H'15)
6.3%
8.8%
OPEX SAN
Inflation

Lean mindset

(1) Época Magazine Award - Great Place to Work

…and a strong risk culture that brought us ahead of peers through the recent crisis…



Cost of risk (%)
-1.1pp
4.7
3.6
Peers¹
Coverage ratio (%)
+2pp
207
209
Peers¹
NPL ratio (%)
-1.4pp
4.6
3.2
Peers¹
CET1 (%)
+1pp
14.3
15.3
Peers¹

Note: Brazilian GAAP. Data as of 2Q'16
(1) Large privately owned banks

…based on risk management evolution

Loan portfolio breakdown by rating



Individuals (%)
22
21
58
23
11
66
1H'15
1H'16
SMEs (%)
62
7
31
38
9
53
1H'15
1H'16
High
Average
Low

Preventive Risk Management

(Dec'14 vs. Jun'16)



NPLs Reduction (%)
37
33
Personal Loans Individuals
Car Finance

Our innovative and integrated portfolio promotes growth opportunities

ContaSuper – 100% digital bank alternative

ContaSuper
É digital. É fácil.

- **100%** digital account and prepaid card offer
- **Low cost** to serve
- **Growth opportunity** in multiple segments: agribusiness, universities, payroll acquisition

olé consignado – Payroll loans

- **Pioneering** in payroll cards
- Broadens **geographic presence**
- **BRL 1 bn** monthly production

getnet – Acquiring platform

- **9%** market share
- Relevant **opportunity**, given the low penetration in the Brazilian market
- Unique **competitive advantage**: innovation, service level and technology

webmotors – Online auto marketplace

- **# 1** auto portal in Brazil: consumer marketplace, market intelligence solutions and dealer management systems
- Views: **22MM / month**
- **Synergy** with consumer finance and insurance
- **Unique position** to capture auto sector growth

3

Update on our 2015-18 strategy

A retrospective: the strategy we announced in September 2015


Commercial transformation
Quality execution
Customer experience
Increase loyal and digital customers across franchise segments
+
Simplify processes to deliver better and more efficient service
=
Increased experience and sustainable…
…growth in profitability!

Increasing loyal and satisfied customers to deliver higher revenues

1 Active customers (MM)


4%
15.9
16.4
19.8
Jun'15
Jun'16
2018(e)

+

2 Loyal customers (MM)


10%
3.1
3.4
4.6
Jun'15
Jun'16
2018(e)

=

4 Higher profitability:

↑ **2x** | Retail and SMEs loyal customers[2]

Double Digit | Fees grow **14.5% YoY**

3 Customer experience[1]

- **1st** in Medium / High income
- **3rd** in Low income

(1) Ibope (2) Net revenue per customer

Reaping the benefits of our digitalisation: efficiency gains in retail…

Increase of **digital** transactions

+58% Mobile

 # transactions YTD chg

Open your account	**x3**
Web cards	**x5**
Product sales via digital channels	**x2**

The average cost of **Digital Channels** is **one tenth** of other channels

→

Potential cost saving (2016-17)

~BRL 320MM

with improved customer experience

Note: Aug'16 vs. Dec'15

…with market leading strategies…

GCB and Corporate

- **GCB best** historical **PBT** in 1H'16
- Integrated **wholesale-retail** businesses
- New specialised team focused on **Agribusiness**
- Capturing **China-Brazil** business **flows**

Consumer Finance

- **Leadership in the Auto** market[1]
- Increased **digitalisation**
- New **business models**

(1) Internal criteria calculation from Brazilian Central Bank data and CETIP *(Central de Custódia e de Liquidação Financeira de Títulos)*

…and growth through compelling propositions to each segment…

Individuals
Santander SELECT | Santander van gogh | Santander

Cards

+15% YoY growth in total transactions

Payroll

+26% YoY growth in loans

+92 bps YoY in market share

Onboarding[1]

1 day to open an account:

ContaSuper
É digital. É fácil.

+50% active accounts

+26% active cards

+450k new customers[2]

SMEs
Santander Negócios & Empresas

Customer experience

The world's best bank for SMEs

EUROMONEY AWARDS FOR EXCELLENCE 2016

"Avançar" program

+130k YoY number of logins

Acquiring business

+40% YoY total transactions

+26% YoY turnover

+300bps market share in last 2 years

Data as of Jun'16
(1) Change observed in the period between April and May '16 among customers with and without a welcome package (2) Figure expected for 2016 year end

…starting to show differentiated growth

Net Fees (€MM[1])



+14.5%
1,115
1,277
1H'15
1H'16

Total revenues (€MM[1])



+5.9%
4,802
5,083
1H'15
1H'16

Net profit YoY chg[2] (%)

1H'16 vs. 1H'15



4.8
-8.2
Peers3

(1) Currency neutral (2) Local currency and Brazilian GAAP criteria (3) Large privately owned banks

4

Looking forward and key takeaways

We are on plan to deliver our 2016 commitments

	1H'15	1H'16	2016 commitments	
Total Loyal customers (MM)	3.1	3.4	3.6	✓
Digital customers (MM)	4.0	5.5	6.7	✓
NPL ratio[1]	3.2%	3.2% < peers	~ peers	✓
Micro credit[2]	#1	#1	#1	✓

Note: Group criteria
(1) BR GAAP
(2) Among privates

2018 Santander Brasil targets

		1H'16	2018
People	Great Place to Work bank ranking	✔	Top 3
Customers	Retail loyal customers (MM)	3.01	4.03
	Loyal SMEs and corporates (MM)	0.37	0.52
	Digital customers (MM)	5.5	9.2
	Customer service quality (rank)	3rd	3rd
	Fee income CAGR	14.5%[1]	>10%[2]
Shareholders	NPL ratio	6.1%	c.6%
	RoTE	14%	c.17%
	Cost to income ratio	39%	37%
Communities	Number of scholarships 2016-2018 (k)	✔	10.7
	Number of micro credit 2016-2018 (k)	✔	478

Note: Group criteria
(1) YoY (2) 2018/2015

In 2016, **we will overachieve all goals communicated** in the last Investor Day despite a dire macro environment

We are building a reliable growth platform based on an increasing loyal customer base and an undivided focus on asset quality, both underpinned by an engaged work-force

We are committed to delivering consistently higher ROE, powered by organic growth, disciplined capital deployment and increased digital throughput for our expanding customer base

We are set in to deliver a strong 2016 and better equipped to continue on a fast track in 2017

Santander

Simple | Personal | Fair